SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               DAYTON MINING CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    239902109
                                 (CUSIP Number)

                                Thomas B. Winmill
                                11 Hanover Square
                            New York, New York 10005
                                 (212) 785-0900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d- 1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D



CUSIP No.     239902109                                               Page   2
                                                                          ---
----------------------  -------------------------------------------------------



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Midas Fund, Inc.
    2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |X|
                                                                      (b)    o

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           WC
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
              NUMBER OF                     7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED  BY                     8  SHARED   VOTING  POWER
                                                  2,079,500 - See Item 5.
                EACH
              REPORTING                     9      SOLE DISPOSITIVE POWER

             PERSON WITH
                                           10    SHARED    DISPOSITIVE   POWER
                                                   2,079,500 - See Item 5.
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,500 - See Item 5.

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.1%


   14      TYPE OF REPORTING PERSON* IV - Investment Company
---------  --------------------------



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



                                  SCHEDULE 13D



CUSIP No.     239902109                                         Page  3
                                                                     -
-------------------------------------------------------------------------



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Midas Management Corporation

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                       (b)    o

    3      SEC USE ONLY

    4      SOURCE OF FUNDS* WC - Midas Fund, Inc. See Item 3.
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
              NUMBER OF                     7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY                      8      SHARED   VOTING  POWER
                                                   2,079,500 - See Item 5.
                EACH
              REPORTING                     9      SOLE DISPOSITIVE POWER

             PERSON WITH
                                           10      SHARED    DISPOSITIVE   POWER
                                                   2,079,500 - See Item 5.
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,500 - See Item 5.

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.1%


   14      TYPE OF REPORTING PERSON* IA - Investment Adviser
---------  --------------------------



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



                                  SCHEDULE 13D



CUSIP No.     239902109                                              Page   4
                                                                          -
-------------------------------------------------------------------------------



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Bull & Bear Group, Inc.
    2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |X|
                                                                      (b)    o

    3      SEC USE ONLY

    4      SOURCE OF FUNDS* WC - Midas Fund, Inc. See Item 3.
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
              NUMBER OF                     7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY                      8  SHARED   VOTING  POWER
                                                   2,079,500 - See Item 5.
                EACH
              REPORTING                     9      SOLE DISPOSITIVE POWER

             PERSON WITH
                                           10      SHARED    DISPOSITIVE   POWER
                                                   2,079,500 - See Item 5.
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,500 - See Item 5.

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.1%


   14      TYPE OF REPORTING PERSON* HC - Parent Holding Company
---------  --------------------------



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                                  SCHEDULE 13D



CUSIP No.     239902109                                   Page   5
                                                                 -
---------------------------------------------------------------------------



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Bassett S. Winmill
    2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   |X|
                                                                     (b)    o

    3      SEC USE ONLY

    4      SOURCE OF FUNDS* WC - Midas Fund, Inc. See Item 3.
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
              NUMBER OF                     7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY                      8  SHARED   VOTING  POWER
                                                   2,079,500 - See Item 5.
                EACH
              REPORTING                     9      SOLE DISPOSITIVE POWER

             PERSON WITH
                                           10      SHARED    DISPOSITIVE   POWER
                                                   2,079,500 - See Item 5.
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,500 - See Item 5.

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.1%


   14      TYPE OF REPORTING PERSON*
           IN - Individual
---------  --------------------------



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Item 1.                    Security and Issuer.

                  This statement relates to Common Stock, no par value (the "Common Stock"), of Dayton Mining Corp., a Canadian corporation (the "Company"), the principal offices of which are located at 595 Burrard Street, Suite 2453, Vancouver, British Columbia, Canada V7X 1K8.

Item 2.                    Identity and Background.

                  This statement is being jointly filed by Midas Fund, Inc., Midas Management Corporation, Bull & Bear Group, Inc. and Bassett S. Winmill (the "Reporting Persons"), pursuant to a Joint Reporting Agreement, all of whose principal business addresses are located at:

                           11 Hanover Square
                           New York, New York  10005

                  Midas Fund, Inc. is an investment company incorporated under the laws of the state of Maryland. Midas Management Corporation is an investment adviser incorporated under the laws of the state of Delaware.
Bull & Bear Group, Inc. is incorporated under the laws of the state of Delaware, is a publicly-owned company whose securities are listed on the Nasdaq Stock Market and traded in the over-the-counter market. Bassett S. Winmill, a United States Citizen, is chairman of the Board of Bull & Bear Group, Inc. and owns 100% of its voting stock.

                  During the last five years, none of the Reporting Persons has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.


Item 3.                    Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the securities acquired by the Reporting Persons was approximately $12,456,000, all of which was obtained from working capital of Midas Fund, Inc.


Item 4.                    Purpose of Transaction.

                  Midas Fund, Inc. initially acquired the Common Stock for investment. The Reporting Persons are now filing this Schedule 13D because Midas Fund, Inc. no longer holds the Common Stock without the purpose of changing or influencing the control of the Company and beneficially owns more than 5% of the Common Stock of the Company. Except as set forth herein, the Reporting Persons do not have any plans or proposals which would result in any of the actions set forth in subparagraphs (a) through (j) of item 4 of Schedule 13D;

                  Midas Fund, Inc. acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Depending upon market conditions and other factors that it may deem material, Midas Fund, Inc. may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire. Midas Fund, Inc. is concerned that the Company's management is not exploring all alternatives to maximize shareholder value.

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                  On May 29,  1998,  Midas  Fund,  Inc.  issued a press  release announcing that it intended to vote in favor of an alternate slate of seven directors to be nominated by Manchester Securities Corp. at the annual general meeting of the Company scheduled for Wednesday, June 17, 1998 and quoted James Turk, a director of Lion Resource Management Limited, the subadviser to Midas Fund, Inc., as saying "We are seeking to maximize the value of Midas Fund's investment in Dayton, and we believe the proposed slate of directors has the experience and expertise to do so for Midas and all the other shareholders."

                  The Reporting Persons believe that representatives of Lion Resource Management Limited have had informal discussions with other shareholders of the Company, although the Reporting Persons specifically disclaim that any formal or informal agreement exists with any entity.

Item 5.                    Interest in Securities of the Issuer.

                  Bassett S. Winmill may be deemed a controlling person of Bull & Bear Group, Inc., which is the parent company of Midas Management Corporation, which is an investment adviser registered under the Investment Advisers Act of 1940. Midas Management Corporation is investment adviser to Midas Fund, Inc. which is an investment company registered under the Investment Company Act of 1940. Bassett S. Winmill is filing this statement jointly with the other parties to this statement solely as a result of his ability to exert control over Bull & Bear Group, Inc., which may be deemed to give Bassett S. Winmill control over Midas Management Corporation, which may be deemed to exert control over Midas Fund, Inc.

                  Bassett S. Winmill and Bull & Bear Group, Inc. are not owners of record of any of the shares of the Company's Common Stock. However, Bull & Bear Group, Inc., as the parent company of Midas Management Corporation, which is investment adviser to Midas Fund, Inc. may be deemed to have the power to exercise or direct the exercise of voting and/or dispositive power with respect to shares of the Company's Common Stock held by Midas Fund, Inc.

                  All shares reported herein have been acquired by Midas Fund, Inc. Bassett S. Winmill and Bull & Bear Group, Inc. specifically disclaim beneficial ownership over any shares of the Company's Common Stock that they or Midas Management Corporation may be deemed to beneficially own.

                  As a result of its role as investment adviser to Midas Fund, Inc., Midas Management Corporation may be deemed to be the beneficial owner of the shares of Common Stock held by Midas Fund, Inc.

                  The filing of this statement shall not be construed as an admission that Midas Management Corporation, Bull & Bear Group, Inc. or Bassett
S. Winmill are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

                  As of May 20, 1998, Midas Fund, Inc. beneficially owned 2,079,500 Shares of Common Stock, which is believed to amount to 5.1% of the shares of Common Stock of the Company.

     Midas Fund, Inc. has the power to vote the shares beneficially owned by it.

    All securities were initially acquired for investment.  See Item 4.

 No transactions in Common Stock were effected by Midas Fund, Inc. within the last sixty (60) days.

     No person other than the Reporting Persons have the right to receive or the power to direct the

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



receipt of dividends from, or the proceeds from the sale of, the share of Common Stock beneficially owned by the Reporting Persons.

Item 6.  Contracts Arrangements, Understandings or Relationships With Respect to
                  Securities of the Issuer.

                  Other than the Joint Reporting Agreement, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                    Material to be Filed as Exhibits.

                  1.       Joint Reporting Agreement.

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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


May __, 1998                                         MIDAS FUND, INC.


                                 By:___________________________________________
                                          Name: Deborah A. Sullivan
                                          Title  : Vice President


                          MIDAS MANAGEMENT CORPORATION


                                 By:___________________________________________
                                          Name: Deborah A. Sullivan
                                          Title  : Vice President


                                 BULL & BEAR GROUP, INC.


                                 By:___________________________________________
                                          Name: Deborah A. Sullivan
                                          Title  : Vice President



                                     -------------------------------------------
                                          Name:  Bassett S. Winmill



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EXHIBIT 1
                            JOINT REPORTING AGREEMENT
                                       AND
                                POWER OF ATTORNEY

                                  MAY 29, 1998



         WHEREAS, the statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

         WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on
Schedule 13D on behalf of each of the Reporting Persons;

         NOW THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

         1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

         2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

         3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

         4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

         5. The undersigned hereby appoints DEBORAH A. SULLIVAN and THOMAS B. WINMILL, and each of them, as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other Federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

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         6. This Agreement may be executed in one or more counterparts,  each of which shall be deemed an original, but all of which together shall constitute one and the same document.


                                            MIDAS FUND, INC.


                 By:___________________________________________
                               Name: Deborah A. Sullivan
                               Title: Vice President


                               MIDAS MANAGEMENT CORPORATION


                 By:___________________________________________
                               Name: Deborah A. Sullivan
                               Title: Vice President


                               BULL & BEAR GROUP, INC.


                 By:___________________________________________
                               Name: Deborah A. Sullivan
                               Title: Vice President


                               ----------------------------------------
                               Name:  Bassett S. Winmill


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